Exhibit 99.1

Lifeway Foods, Inc. Announces Strong Second Quarter 2020 Results

Second Quarter Net Sales Increase 8% Year-Over-Year to $25 Million

Morton Grove, IL — August 13, 2020—Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the second quarter ended June 30, 2020.

“I am pleased to report that our strong business momentum continued in the second quarter of 2020, with an 8% increase in sales compared to the second quarter of 2019,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “We benefited from robust consumer demand during the quarter both through our retail and e-commerce sales channels. Our team executed incredibly well in a dynamic operating environment, truly demonstrating the strength and resiliency of our organization. We believe research and trends around probiotics, vitamin D and immunity supporting foods continues to attract consumers, particularly in light of the ongoing pandemic. As consumers place greater emphasis on self-care, health and nutrition, Lifeway will be there to meet the demand for natural, probiotic products that taste great and offer a range of benefits. Going forward, we expect to maintain our growth trajectory as we benefit from increases in velocity and distribution, as well as new product innovation.”

Second Quarter Results

Net sales were $25.0 million for the second quarter of 2020, an increase of 8.0% from $23.2 million in the second quarter of 2019.

Gross profit as a percentage of net sales was 27.7% for the second quarter of 2020, an increase of 410 basis points from 23.6% for the first quarter of 2020. Gross profit percentage was 24.0% in prior year period. The increase versus the prior year was primarily due to the impact of favorable milk pricing, partially offset by an increase in salaries associated with hourly commitment award wage premiums implemented during 2020 due to COVID-19. Additionally, depreciation expense increased reflecting our continued investment in manufacturing improvements.

Second quarter of 2020 selling expenses were consistent with the second quarter of 2019 at $2.7 million. Selling expenses as a percentage of net sales were 10.9% during the second quarter compared to 11.6% for the same period in 2019.

General and administrative expenses decreased $0.5 million or 8.0% to $5.9 million for the first half of 2020 from $6.4 million during the same period in 2019. The decrease is primarily a result of lower compensation expense due to organizational changes made in 2019 and lower incentive compensation, partially offset by increased professional fee expense.

The effective income tax rate for the first half of 2020 was 29.0% compared to (7.2%) in the same period last year. The increase in the effective tax rate was primarily due to non-deductible officer compensation expense, non-deductible compensation expense related to equity incentive awards, separate state tax rates, and the provision for unrecognized tax benefits. The increase was partially offset by the benefit from a net operating loss carryback provision of the CARES Act which went into effect during the first quarter of fiscal year 2020. Although similar items were reflected in 2019, the percentage effect is substantially different due to the difference in pre-tax income in 2020 compared to the pre-tax loss in 2019.

The Company reported earnings of $0.06 per diluted share for the second quarter of 2020, an increase from earnings of $0.01 per diluted share in the first quarter of 2020, and as compared to a net loss of $0.01 per diluted share, in the second quarter of 2019.

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Conference Call and Webcast

A pre-recorded conference call and webcast with Julie Smolyansky discussing these results with additional comments and details will be available today at approximately 7:00 a.m. ET. The webcast will be available over the Internet through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/. An audio replay will be available through August 27, 2020. North American listeners may dial 844-512-2921 and international listeners may dial 412-317-6671. The passcode is 11141231.

About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cupped kefir and cheese, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across the United States, Mexico, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “from time to time,” “intend,” “plan,” “ongoing,” “realize,” “should,” “may,” “could,” “believe,” “future,” “depend,” “expect,” “will,” “result,” “can,” “remain,” “assurance,” “subject to,” “require,” “limit,” “impose,” “guarantee,” “restrict,” “continue,” “become,” “likely,” “opportunities,” “effect,” “change,” “estimate,” “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (iii) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. Forward looking statements are based on management’s beliefs, assumptions, estimates and observations of future events based on information available to our management at the time the statements are made and include any statements that do not relate to any historical or current fact. These statements are not guarantees of future performance and they involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward looking statements due in part to the risks, uncertainties, and assumptions that include: the decisions of consumers, our ability to successfully implement our business strategy, changes in the pricing of commodities, the effects of government regulations, the impact of the COVID-19 outbreak on our business, suppliers, consumers, customers and employees, and disruptions in our supply chain or our manufacturing and distribution capabilities, including those due to cyber security threats and the COVID-19 outbreak. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2020 and December 31, 2019

(In thousands)

	June 30, 2020 (Unaudited)	December 31, 2019
Current assets
Cash and cash equivalents	$4,619	$3,836
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,300 and $1,100 at June 30, 2020 and December 31, 2019 respectively	7,737	6,692
Inventories, net	6,653	6,392
Prepaid expenses and other current assets	1,086	1,598
Refundable income taxes	615	681
Total current assets	20,710	19,199

Property, plant and equipment, net	21,394	22,274
Operating lease right-of-use asset	431	738

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	12,824
Other intangible assets, net	74	152
Total intangible assets	12,898	12,976

Other assets	1,800	1,800
Total assets	$57,233	$56,987

Current liabilities
Accounts payable	$5,108	$5,282
Accrued expenses	3,066	4,087
Line of credit – current	2,757	–
Accrued income taxes	92	154
Total current liabilities	11,023	9,523
Line of credit	–	2,745
Operating lease liabilities	239	488
Deferred income taxes, net	1,292	922
Other long-term liabilities	42	58
Total liabilities	12,596	13,736

Commitments and contingencies

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at June 30, 2020 and December 31, 2019	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,592 and 15,710 outstanding at June 30, 2020 and December 31, 2019, respectively	6,509	6,509
Paid-in capital	2,587	2,380
Treasury stock, at cost	(12,548)	(12,601)
Retained earnings	48,089	46,963
Total stockholders' equity	44,637	43,251

Total liabilities and stockholders' equity	$57,233	$56,987

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the six months ended June 30, 2020 and 2019

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Net sales	$25,014	$23,153	$50,402	$47,768

Cost of goods sold	17,279	16,843	35,903	34,410
Depreciation expense	807	747	1,574	1,492
Total cost of goods sold	18,086	17,590	37,477	35,902

Gross profit	6,928	5,563	12,925	11,866

Selling expenses	2,720	2,691	5,295	5,830
General and administrative	2,731	2,898	5,876	6,390
Amortization expense	39	40	78	113
Total operating expenses	5,490	5,629	11,249	12,333

Income (loss) from operations	1,438	(66)	1,676	(467)

Other income (expense):
Interest expense	(30)	(68)	(69)	(137)
Gain on investments	4	–	4	–
(Loss) gain on sale of property and equipment	(33)	4	(28)	29
Other income, net	5	2	2	5
Total other income (expense)	(54)	(62)	(91)	(103)

Income (loss) before provision for income taxes	1,384	(128)	1,585	(570)

Provision (benefit) for income taxes	404	13	459	(41)

Net income (loss)	$980	$(141)	$1,126	$(529)

Earnings (loss) per common share:
Basic	$0.06	$(0.01)	$0.07	$(0.03)
Diluted	$0.06	$(0.01)	$0.07	$(0.03)

Weighted average common shares:
Basic	15,560	15,775	15,591	15,771
Diluted	15,586	15,775	15,607	15,771

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$1,126	$(529)
Adjustments to reconcile net income (loss) to operating cash flow:
Depreciation and amortization	1,652	1,605
Non-cash interest expense	12	12
Non-cash rent expense	(38)	–
Bad debt expense	(4)	3
Deferred revenue	(48)	(48)
Stock-based compensation	232	535
Deferred income taxes	369	–
Loss (gain) on sale of property and equipment	28	(29)
Reserve for inventory obsolescence	–	210
(Increase) decrease in operating assets:
Accounts receivable	(1,041)	(1,297)
Inventories	(262)	(1,235)
Refundable income taxes	65	1,470
Prepaid expenses and other current assets	502	(308)
Increase (decrease) in operating liabilities:
Accounts payable	(172)	888
Accrued expenses	(448)	774
Accrued income taxes	(62)	(43)
Net cash provided by operating activities	1,911	2,008

Cash flows from investing activities:
Purchases of property and equipment	(728)	(290)
Proceeds from sale of property and equipment	5	36
Purchase of investments	–	(15)
Net cash used in investing activities	(723)	(269)

Cash flows from financing activities:
Purchase of treasury stock	(405)	(385)
Repayment of line of credit	–	(1,330)
Net cash used in financing activities	(405)	(1,715)

Net increase in cash and cash equivalents	783	24

Cash and cash equivalents at the beginning of the period	3,836	2,998

Cash and cash equivalents at the end of the period	$4,619	$3,022

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$82	$(1,469)
Cash paid for interest	$61	$149

Non-cash investing activities
Right-of-use assets recognized at ASU 2016-02 transition	$–	$944
Operating lease liability recognized at ASU 2016-02 transition	$–	$997
Increase (decrease) in right-of-use assets and operating lease liabilities recognized after ASU 2016-02 transition	$(58)	$280

Non-cash financing activities
Issuance of common stock under equity incentive plans	$522	$–

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